

September 27, 2021

<u>**Via Federal Express**</u>

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe C2 Exchange, Inc.***
          Form 1 Amendment

Dear Ms. Marshall:

On behalf of Cboe C2 Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C & F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 9:00am on 09/27/21

Enclosure

---

[1] See Attachement for a comprehensive list of updates to Exhibits C & F

Attachment

Summary of changes made to Exhibit C:

- New entity Cboe Digital Holdings, Inc. was formed

Summary of changes made to Exhibit F:
- See Exhibit F Cover Sheet for additional details regarding changes to our Agreements

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 09/27/21	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1.   State the name of the applicant: Cboe C2 Exchange, Inc.

2.   Provide the applicant's primary street address (Do not use a P.O. Box):
     400 South LaSalle Street
     Chicago, Illinois 60605

     21009204

3.   Provide the applicant's mailing address (if different):

4.   Provide the business telephone and facsimile number:
     (913) 815-7000   (913) 815-7119
     (Telephone)   (Facsimile)

5.   Provide the name, title and telephone number of a contact employee:
     Kyle Murray   VP, Associate General Counsel, Cboe C2 Exchange, Inc.   (913) 815-7121
         (Name)   (Title)   (Telephone Number)

6.   Provide the name and address of counsel for the applicant:
     Pat Sexton
     400 S. LaSalle Street
     Chicago, IL 60605

7.   Provide the date that applicant's fiscal year ends: December 31

8.   Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership
         _____ Limited Liability Company _____ Other (specify): _____

     If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
     (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
     (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 09/27/21   Cboe C2 Exchange, Inc.
         (MM/DD/YY)   (Name of Applicant)

By: _Kyle Murray_ [signature executed at 9:00am on 09/27/21]   Kyle Murray, VP, Associate General Counsel
     (Signature)   (Printed Name and Title)
Subscribed and sworn before me this _see header_ day of _see header_ , _see header_ by _see header_
                                         (Month)   (Year)   (Notary Public)

My Commission expires ___see header___   County of __see header__   State of _see header_

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response: Please see below responses for the following entities:

A.   <u>**Bats Global Markets Holdings, Inc.**</u>

1.   *Name*: Bats Global Markets Holdings, Inc.
    Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5.   *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    <u>Current Directors</u>
- Ed Tilly
- Brian Schell

    <u>Current Officers</u>
- Ed Tilly (President and Chief Executive Officer)
- Jen Browning (Vice President)
- Jill Griebenow (Vice President)
- Chris Isaacson (Vice President)
- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B.   **Direct Edge LLC**

1.   *Name*: Direct Edge LLC
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5.   *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   Copy of existing by-laws or corresponding rules or instruments: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        *   None

        Current Officers
        *   Ed Tilly (President and Chief Executive Officer)
        *   Jill Griebenow (Vice President)
        *   Chris Isaacson (Vice President)
        *   Emily Mitchell (Vice President)
        *   Brian Schell (Treasurer)
        *   J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. **Cboe BZX Exchange, Inc.**

1. *Name*: Cboe BZX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Global Client Services)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (SVP, Head of Business Optimization)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- John Palmer (VP, Business Development)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D.   Cboe BYX Exchange, Inc.

1.   *Name*: Cboe BYX Exchange, Inc.
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on July 31, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is
      wholly-owned by Bats Global Markets Holdings, Inc., which is also the
      Exchange's 100% owner.

5.   *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as
      a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Ed Tilly
      • Bruce Andrews
      • Kevin Murphy
      • Jill Sommers
      • David Roscoe
      • Scott Wagner

      Current Officers
      • Ed Tilly (President and Chief Executive Officer)
      • Alexandra Albright (SVP, Chief Compliance Officer)
      • Jen Browning (VP, Head of Human Resources)
      • Kevin Carrai (VP, Market Data and Access Services)
      • Brittany Carter (VP, Financial Planning and Analysis)
      • Cole Chmielewski (Vice President, Operations)
      • Catherine Clay (EVP, Head of Data and Access Solutions))
      • Gary Compton (VP, Communications)
      • Jeff Connell (VP, Deputy Chief Regulatory Officer)
      • Brent Coonrod (VP, Software Engineering)
      • Arianne Criqui (SVP, Head of Options and Global Client Services)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (SVP, Head of Business Optimization)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- John Palmer (VP, Business Development)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E.   Cboe EDGA Exchange, Inc.

1.   *Name*: Cboe EDGA Exchange, Inc.
       Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.   *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       - Ed Tilly
       - Bruce Andrews
       - Kevin Murphy
       - Jill Sommers
       - David Roscoe
       - Scott Wagner

       Current Officers
       - Ed Tilly (President and Chief Executive Officer)
       - Alexandra Albright (SVP, Chief Compliance Officer)
       - Jen Browning (VP, Head of Human Resources)
       - Kevin Carrai (VP, Market Data and Access Services)
       - Brittany Carter (VP, Financial Planning and Analysis)
       - Cole Chmielewski (Vice President, Operations)
       - Catherine Clay (EVP, Head of Data and Access Solutions))
       - Gary Compton (VP, Communications)
       - Jeff Connell (VP, Deputy Chief Regulatory Officer)
       - Brent Coonrod (VP, Software Engineering)
       - Arianne Criqui (SVP, Head of Options and Global Client Services)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (SVP, Head of Business Optimization)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- John Palmer (VP, Business Development)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F.   **Cboe EDGX Exchange, Inc.**

1.   *Name*: Cboe EDGX Exchange, Inc.
       Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.   *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       - Ed Tilly
       - Bruce Andrews
       - Kevin Murphy
       - Jill Sommers
       - David Roscoe
       - Scott Wagner

       Current Officers
       - Ed Tilly (President and Chief Executive Officer)
       - Alexandra Albright (SVP, Chief Compliance Officer)
       - Jen Browning (VP, Head of Human Resources)
       - Kevin Carrai (VP, Market Data and Access Services)
       - Brittany Carter (VP, Financial Planning and Analysis)
       - Cole Chmielewski (Vice President, Operations)
       - Catherine Clay (EVP, Head of Data and Access Solutions))
       - Gary Compton (VP, Communications)
       - Jeff Connell (VP, Deputy Chief Regulatory Officer)
       - Brent Coonrod (VP, Software Engineering)
       - Arianne Criqui (SVP, Head of Options and Global Client Services)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (SVP, Head of Business Optimization)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- John Palmer (VP, Business Development)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

Indemnity Committee
- Ed Tilly

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G.   Cboe Exchange, Inc.

1.   *Name*: Cboe Exchange, Inc.
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February 8, 1972.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Exchange, Inc. is a registered national securities exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Bruce Andrews
      - Kevin Murphy
      - Jill Sommers
      - David Roscoe
      - Scott Wagner

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Alexandra Albright (SVP, Chief Compliance Officer)
      - Jen Browning (VP, Head of Human Resources)
      - Kevin Carrai (VP, Market Data and Access Services)
      - Brittany Carter (VP, Financial Planning and Analysis)
      - Cole Chmielewski (Vice President, Operations)
      - Catherine Clay (EVP, Head of Data and Access Solutions))
      - Gary Compton (VP, Communications)
      - Jeff Connell (VP, Deputy Chief Regulatory Officer)
      - Brent Coonrod (VP, Software Engineering)
      - Arianne Criqui (SVP, Head of Options and Global Client Services)
      - Eric Crampton (SVP, CTO)

- Gina DeRaimo (SVP, Head of Business Optimization)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- John Palmer (VP, Business Development)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. **Cboe Trading, Inc.**

1. *Name*: Cboe Trading, Inc.
    Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Delaware under Section 101 of the General Corporation Law of
    the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-
    owned by Bats Global Markets Holdings, Inc., which is also the Exchange's
    100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer
    registered as such with the Securities and Exchange Commission and a member of
    the Financial Industry Regulatory Authority and other self-regulatory
    organizations. Cboe Trading, Inc. provides routing of orders from the Exchange
    Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX
    Exchange, Inc. to other securities exchanges, facilities of securities exchanges,
    automated trading systems, electronic communication networks or other broker-
    dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    *   Chris Isaacson
    *   Brian Schell

    Current Officers
    *   Bryan Upp (Chief Compliance Officer)
    *   Troy Yeazel (President)
    *   J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

I.   Omicron Acquisition Corp.

1.   *Name*: Omicron Acquisition Corp.
       Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Delaware under Section 101 of the General Corporation Law of
       the State of Delaware on February 7, 2011.

4.   *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is
       wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the
       Exchange.

5.   *Brief description of business or functions*: Omicron Acquisition Corp. is an
       intermediate holding company of Cboe Worldwide Holdings Limited.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • Brian Schell

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Jill Griebenow (Vice President)
       • Chris Isaacson (Vice President)
       • Emily Mitchell (Vice President)
       • Brian Schell (Treasurer)
       • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

J.   Cboe FX Holdings, LLC

1.   *Name*: Cboe FX Holdings, LLC
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • None

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Jill Griebenow (Vice President)
        • Bryan Harkins (Vice President)
        • Chris Isaacson (Vice President)
        • Emily Mitchell (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K.   Cboe FX Markets, LLC

1.   *Name*: Cboe FX Markets, LLC
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      - None

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Alexandra Albright (Chief Compliance Officer)
      - Eric Crampton (SVP, CTO)
      - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
      - James Enstrom (SVP, Chief Audit Executive)
      - Todd Furney (Chief Risk Officer)
      - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
      - Jill Griebenow (SVP & Chief Accounting Officer)
      - Bryan Harkins (EVP, Head of Markets Division)
      - Greg Hoogasian (SVP, Chief Regulatory Officer)
      - Chris Isaacson (EVP)
      - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
      - Andrew Lowenthal (EVP, International Expansion and Business Development)
      - Brian Schell (EVP, CFO and Treasurer)
      - J. Patrick Sexton (EVP, General Counsel, and Secretary)

- Lisa Shemie (VP, Associate General Counsel and Cboe FX Chief Legal Officer)
- Jonathan Weinberg (Vice President, Head of FX)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L.   **Cboe FX Services, LLC**

1.   *Name*: Cboe FX Services, LLC
       Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       - None

       Current Officers
       - Ed Tilly (President and Chief Executive Officer)
       - Jill Griebenow (Vice President)
       - Bryan Harkins (Vice President)
       - Chris Isaacson (Vice President)
       - Andrew Lowenthal (Vice President)
       - Emily Mitchell (Vice President)
       - Brian Schell (Treasurer)
       - J. Patrick Sexton (Secretary)

10.   Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M. **Cboe FX Europe Limited**

1. *Name*: Cboe FX Europe Limited
    Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated in England and Wales under the Companies Act 1985 on February 5,
    2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is
    wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the
    Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an
    institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - Dave Howson

    Current Officers
    - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

N.   **Cboe FX Asia Pte. Limited**

1.   *Name*: Cboe FX Asia Pte. Limited
       Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Singapore under the Companies Act (Cap. 50) on February 23,
       2015.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is
       wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the
       Exchange.

5.   *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an
       institutional spot foreign exchange market.

6.   *Copy of constitution*: No changes.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       - Ed Tilly
       - Ng Lip Chih (Singapore Nominee)

       Current Officers
       - Ed Tilly (President)
       - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
       - Tan Zhe Lei, Secretary (Allen & Gledhill)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

O.   **Cboe Europe Limited**

1.   *Name*: Cboe Europe Limited
       Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in England and Wales under the Companies Act 1985 on March 28,
       2008.

4.   *Brief description of nature and extent of affiliation*: Cboe Europe Limited is
       wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the
       Exchange.

5.   *Brief description of business or functions*: Cboe Europe Limited is recognized as
       a Recognized Investment Exchange in the United Kingdom under the Financial
       Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of
       European equity securities.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       - Richard Balarkas
       - Eleanor Beasley
       - Julian Corner
       - Angelo Evangelou
       - Rebecca Fuller
       - Ted Hood
       - Dave Howson
       - Kristian West
       - John Woodman

       Current Officers
       - Dave Howson (Chief Executive Officer)
       - Antonio Amelia (Secretary)
       - Jerry Avenell (Co-Head Sales)
       - Alex Dalley (Co-Head Sales)
       - Nick Dutton (Chief Regulatory Officer)
       - Tim Lipscomb (Chief Operations Officer)

- Stephanie Renner (CFO)
- Karl Spielmann (Chief Legal Officer)

<u>Standing Committees</u>

<u>Audit, Risk and Compliance Committee</u>
- Richard Balarkas
- Rebecca Fuller
- Ted Hood

<u>Remuneration Committee</u>
- Rebecca Fuller
- Kristian West
- John Woodman

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P.   Cboe Chi-X Europe Limited

1.   *Name*: Cboe Chi-X Europe Limited
        Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in England and Wales.

4.   *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited
        is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly
        owned by Bats Global Markets, Inc.

5.   *Brief description of business or functions*: Cboe Chi-X Europe Limited is
        authorized in the United Kingdom under the Financial Services and Markets Act
        2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20,
        2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe
        Limited operates the smart order router that is needed for the routing strategies
        deployed by Cboe Europe Limited. As of November 2018 this company remains
        dormant.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Dave Howson

        Current Officers
        • Dave Howson (Chief Executive Officer)
        • Antonio Amelia (Secretary)
        • Stephanie Renner (Chief Financial Officer)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

Q. Cboe SEF, LLC

1. *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Senior Vice President and Chief Compliance Officer)
   - Jennifer Browning (Vice President, Human Resources)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Gary Compton (Vice President, Corporate Communications)
   - Eric Crampton (SVP, CTO)
   - John Deters (EVP, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Angelo Evangelou (SVP, Chief Policy Officer)
   - Todd Furney (VP, and Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
   - Dave Howson (EVP & President, Cboe Europe and Asia Pacific)
   - Chris Isaacson (Executive Vice President & COO)
   - Andrew Lowenthal (Executive Vice President, International Expansion and Business Development)
   - Stephanie Marrin Lara (Vice President and Deputy Chief Regulatory Officer)

- Emily Mitchell (Vice President, Tax)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Lisa Shemie (Vice President, Associate General Counsel & Cboe SEF Chief Legal Officer)
- Jon Weinberg (Vice President, Head of FX)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (Vice President, FX Chief Operating Officer)

Managers
- Ed Tilly
- Gilbert Bassett, Jr.
- Michael Gorham
- James Parisi
- Jill Sommers

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R.   <u>**Cboe Worldwide Holdings Limited**</u>

1.   *Name*: Cboe Worldwide Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4.   *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong Limited, Cboe UK Limited, Cboe FX Asia Pte. Limited, and IndexPubs S.A.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Dave Howson

   <u>Current Officers</u>
   - Antonio Amelia (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. **Cboe Global Markets, Inc.**

1. *Name*: Cboe Global Markets, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - William Farrow
   - Edward Fitzpatrick
   - Ivan Fong
   - Janet Froetscher
   - Jill Goodman
   - Alexander Matturi
   - Jennifer McPeek
   - Roderick Palmore
   - James Parisi
   - Joe Ratterman
   - Michael Richter
   - Jill Sommers
   - Eugene Sunshine
   - Fredric Tomczyk

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (EVP, Head of Data and Access Solutions)
   - Eric Crampton (EVP, Chief Technical Officer)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)

- Jill Griebenow (SVP & Chief Accounting Officer)
- Bryan Harkins (EVP, Head of Markets Division)
- Dave Howson (EVP, President Europe and Asia Pacific)
- Chris Isaacson (EVP and COO)
- Brian Schell (EVP, and CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi
- Fredric Tomczyk

Audit Committee
- William Farrow
- Jennifer McPeek
- Michael Richter
- James Parisi
- Alexander Matturri

Nominating and Governance Committee
-
- Jill Goodman
- Roderick Palmore
- Jill Sommers
- Eugene Sunshine
- Janet Froetscher

Finance and Strategy Committee
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Fredric Tomzcyk

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Ivan Fong

Indemnity Committee
- Ed Tilly

ATS Oversight Committee
- Jennifer McPeek
- Jamie Parisi
- Joseph Ratterman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T.   **Cboe Futures Exchange, LLC**

1.   *Name*: Cboe Futures Exchange, LLC
       Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       July 16, 2002.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a
       designated contract market (DCM) approved by the Commodity Futures Trading
       Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic
       futures exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       * Ed Tilly
       * Gilbert Bassett, Jr.
       * Michael Gorham
       * James Parisi
       * Jill Sommers

       Current Officers
       * Ed Tilly (President and Chief Executive Officer)
       * Alexandra Albright (SVP and Chief Compliance Officer)
       * Jennifer Browning (VP, Human Resources)
       * Kevin Carrai (Vice President, Connectivity, Data & Member Services)
       * Brittany Carter (VP, Financial Planning and Analysis)
       * Cole Chmielewski (Vice President, Operations)
       * Catherine Clay (EVP, Head of Data and Access Solutions))
       * Gary Compton (VP, Corporate Communications)
       * Eric Crampton (SVP, CTO)
       * Arianne Criqui (SVP, Head of Options and Global Client Services)
       * John Deters (Executive Vice President, Chief Strategy Officer)

- James Enstrom (Senior Vice President & Chief Audit Executive)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Dave Howson (EVP and President, Cboe Europe and Asia Pacific)
- Chris Isaacson (Executive Vice President, COO)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, Business Development)
- Michael Mollet (VP, Head of Futures)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Troy Yeazel (Senior Vice President, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive
- Ed Tilly
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U.   Cboe Building Corporation

1. *Name*: Cboe Building Corporation
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V. Cboe, LLC

1. *Name*: Cboe, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W.   **Cboe III, LLC**

1. *Name*: Cboe III, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebnow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X.   **Cboe Bats, LLC**

1.   *Name*: Cboe Bats, LLC
         Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
         Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
         September 25, 2016.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
         Cboe Global Markets, Inc.

5.   *Brief description of business or functions*: Holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
         and persons performing similar functions*:

         Current Directors
         - Ed Tilly
         - Brian Schell
         - Chris Isaacson

         Current Officers
         - Ed Tilly (President and Chief Executive Officer)
         - Alexandra Albright (SVP, Chief Compliance Officer)
         - Jen Browning (VP, Head of Human Resources)
         - Kevin Carrai (VP, Market Data and Access Services)
         - Cole Chmielewski (VP, Operations)
         - Catherine Clay (EVP, Head of Data and Access Solutions)
         - Gary Compton (VP, Corporate Communications)
         - Jeff Connell (VP, Deputy Chief Regulatory Officer)
         - Brent Coonrod (Vice President, Software Engineering)
         - Eric Crampton (SVP, CTO)
         - Arianne Criqui (SVP, Head of Options and Business Development)
         - Gina DeRaimo (SVP, Head of Business Optimization)
         - John Deters (EVP, Chief Strategy Officer)
         - Laura Dickman (VP, Associate General Counsel)
         - James Enstrom (SVP, Chief Audit Executive)
         - Angelo Evangelou (SVP, Market Policy and Government Affairs)

- Carmen Frazier Brannan (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Gerald Hanweck (Vice President, Technology)
- Bryan Harkins (EVP, Head of Markets Division)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- David Howson (EVP and President, Europe and Asia Pacific)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Michael Izhaky (Vice President, Head of Capital Effectiveness)
- Brett Johnson (VP, Software Engineering)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, Global Expansion & Business Development, Global Strategy))
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, Derivatives, Head of Market Structure)
- Laura Morrison (SVP, Global Head of Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Lindsey Praechter (Vice President, Marketing)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Lisa Shemie (VP, Associate General Counsel, Cboe FX and Cboe SEF Chief Legal Officer)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Jonathan Weinberg (Vice President, Head of FX)
- Troy Yeazel (SVP, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y.   **Cboe Livevol, LLC**

1.   *Name*: Cboe Livevol, LLC
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      May 29, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Livevol, LLC provides equity
      and index options technology for professional and retail traders, which includes
      options strategy backtesting, trade analysis and volatility modeling technologies
      and historical data.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Andrew Lowenthal
      • John Deters
      • Catherine Clay

      Current Officers
      • Ed Tilly (President and Chief Executive Officer)
      • Alexandra Albright (Chief Compliance Officer)
      • Brent Coonrod (Vice President)
      • Catherine Clay (Vice President)
      • Eric Crampton (Vice President)
      • John Deters (Vice President)
      • James Enstrom (Vice President, Chief Audit Executive)
      • Todd Furney (Chief Risk Officer)
      • Jennifer Golding (Vice President)
      • Jill Griebenow (Vice President)
      • Chris Isaacson (Vice President)
      • Andrew Lowenthal (Vice President)
      • Emily Mitchell (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z.   Cboe UK Limited

1.   *Name*: Cboe UK Limited
     Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Limited Company.

3.   *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Marketing and business development services.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     - Ed Tilly
     - Dave Howson

     Current Officers
     - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA.   **Cboe Vest, LLC**

1.   *Name*: Cboe Vest, LLC
     Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
     Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
     December 10, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
     Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company of majority equity
     investment in Eris Inc.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     - Ed Tilly
     - John Deters
     - Brian Schell

     Current Officers
     - Ed Tilly (President and Chief Executive Officer)
     - Catherine Clay (Vice President)
     - John Deters (Vice President)
     - Jill Griebenow (Vice President)
     - Chris Isaacson (Vice President)
     - Emily Mitchell (Vice President)
     - Brian Schell (Treasurer)
     - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

BB.   **Loan Markets, LLC**

1.   *Name*: Loan Markets, LLC
     Address: 400 S. LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
     Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
     May 11, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
     Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company for investment in
     American Financial Exchange, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     - Ed Tilly
     - John Deters
     - Brian Schell

     Current Officers
     - Ed Tilly (President and Chief Executive Officer)
     - John Deters (Vice President)
     - Jill Griebenow (Vice President)
     - Chris Isaacson (Vice President)
     - Andrew Lowenthal (Vice President)
     - Emily Mitchell (Vice President)
     - Brian Schell (Treasurer)
     - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

CC. **Cboe Data Services, LLC**

1. *Name*: Cboe Data Services, LLC
    Address: 400 South LaSalle Street Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market
    data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - Brian Schell

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - Alexandra Albright (Chief Compliance Officer)
    - Kevin Carrai (Vice President)
    - Catherine Clay (Vice President)
    - Eric Crampton (Vice President)
    - James Enstrom (Chief Audit Executive)
    - Todd Furney (Chief Risk Officer)
    - Jennifer Golding (Vice President)
    - Jill Griebenow (Vice President)
    - Chris Isaacson (Vice President)
    - Andrew Lowenthal (Vice President)
    - Emily Mitchell (Vice President)
    - Brian Schell (Treasurer)
    - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. **Signal Trading Systems, LLC**

1. *Name*: Signal Trading Systems, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 13, 2010.

4. *Brief description of nature and extent of affiliation*: Fifty percent (50%) subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* Signal Trading Systems, LLC developed and markets a multi-asset front-end order entry system known as "Pulse".

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: There are no directors or officers of Signal Trading Systems, LLC.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EE. **Cboe Vest Group, Inc.**

1. *Name*: Cboe Vest Group, Inc.
   Address: 8300 Greensboro Drive, 8ᵗʰ Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - John Deters
   - Karan Sood
   - Catherine Clay

   Current Officers
   - Karan Sood (Chief Executive Officer)
   - Jeffrey Chang (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

FF.   <u>**Cboe Hong Kong Limited**</u>

1.   *Name*: Cboe Hong Kong Limited
Address: 66th Floor, The Center, 99 Queen's Road, Central, Jong Kong

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4.   *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    <u>Current Directors</u>
    - Andy Lowenthal

    <u>Current Officers</u>
    - Consec Services Limited
    - Arianne Criqui (Vice President)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG.   **Cboe Silexx, LLC**

1.   *Name*: Cboe Silexx, LLC
         Address: 400 South LaSalle Street, Chicago, IL 60605

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
         Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
         October 16, 2017.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
         Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx
         order execution management system business.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
         and persons performing similar functions*:

         Current Directors
         - Ed Tilly
         - John Deters
         - Brian Schell

         Current Officers
         - Ed Tilly (President and Chief Executive Officer)
         - Alexandra Albright (Chief Compliance Officer)
         - Catherine Clay (Vice President)
         - Brent Coonrod (Vice President)
         - Eric Crampton (Vice President)
         - John Deters (Vice President)
         - James Enstrom (Chief Audit Executive)
         - Todd Furney (Chief Risk Officer)
         - Jennifer Golding (Vice President)
         - Jill Griebenow (Vice President)
         - Chris Isaacson (Vice President)
         - Emily Mitchell (Vice President)
         - Brian Schell (Treasurer)
         - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH.   Digital Asset Benchmark Administration, LLC

1.   *Name*: Digital Asset Benchmark Administration, LLC
       Address: 400 South LaSalle Street, Chicago, IL 60605

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       October 17, 2017.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Digital Asset Benchmark
       Administration, LLC licenses Gemini-related data.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • John Deters

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Alexandra Albright (Chief Compliance Officer)
       • Catherine Clay (Vice President)
       • Eric Crampton (Vice President)
       • John Deters (Vice President)
       • James Enstrom (Vice President and Chief Audit Executive)
       • Todd Furney (Chief Risk Officer)
       • Jennifer Golding (Vice President))
       • Jill Griebenow (Vice President)
       • Chris Isaacson (Vice President)
       • Emily Mitchell (Vice President)
       • Brian Schell (Treasurer)
       • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

II.   CBOE Europe B.V.

1.   *Name*: CBOE Europe B.V.
       Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2.   *Form of organization*: Private Company Limited by Shares

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in the United Kingdom on August 1, 2018.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe
       Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions:* The business is very broad,
       encompassing the operation of a regulated market and an approved publication
       arrangement, and all other businesses that may be ancillary or useful for the above
       operations

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       - Ade Cordell
       - Ruben Hilhorst
       - Dave Howson
       - Jenny Trahant

       Current Officers
       - Ade Cordell
       - Ruben Hilhorst (Head of Compliance)
       - Jenny Trahant (Operations Manager)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

JJ. **Cboe Off-Exchange Services, LLC**

1.   *Name*: Cboe Off-Exchange Services, LLC
        Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • None

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • John Deters (Vice President)
        • Jill Griebenow (Vice President)
        • Bryan Harkins (Vive President)
        • Chis Isaacson (Vice President)
        • Andrew Lowenthal (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK.   **Cboe Global Indices, LLC**

1.   *Name*: Cboe Global Indices, LLC
     Address: 400 South LaSalle Street, Chicago, IL 60605

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     - Ed Tilly
     - Brian Schell
     - Catherine Clay

     Current Officers
     - Ed Tilly (President and Chief Executive Officer)
     - Alexandra Albright (Vice President and Chief Compliance Officer)
     - Catherine Clay (Vice President)
     - Eric Crampton (Vice President)
     - James Enstrom (Vice President and Chief Audit Executive)
     - Todd Furney (Vice President and Chief Risk Officer)
     - Jennifer Golding (Vice President and Chief Litigation Officer)
     - Jill Griebenow (Vice President)
     - Rob Hocking (Vice President)
     - Chris Isaacson (Vice President)
     - Emily Mitchell (Vice President)
     - Brian Schell (Treasurer)
     - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL.   **Cboe Europe Indices Limited**

1.   *Name*: Cboe Europe Indices Limited
Address: 5th Floor, The Monument Building
11 Monument Street, London EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on July 17, 2019.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5.   *Brief description of business or functions:* Cboe Europe Indices Limited has applied with the FCA to operate as a Benchmark administrator in the UK and Europe. Once approved, the company intends to transfer the existing European benchmark administrator business from Cboe Europe Limited (which is current an authorized benchmark administrator) to Cboe Europe Indices Limited. It also intends to apply to the FCA to endorse Cboe global indices in accordance with the EU benchmark regulation.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Dave Howson
- Stephanie Renner

Current Officers
- Antonio Amelia (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM.   **Cboe Switzerland GmbH**

1.   *Name*: Cboe Switzerland GmbH
         Address: c/o Format A AG
         Pfingstweidstrasse 102b 8005 Zurich

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
         Incorporated in Switzerland under Article 777c and Article 633, November 18,
         2019.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
         Cboe Worldwide Holdings Limited.

5.   *Brief description of business or functions:* Operate an electronic trading platform
         for financial contracts and instruments as well as to provide services in this
         business are to Group affiliate.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
         and persons performing similar functions*:

         Current Directors

         Managers
         • Bryan Harkins
         • Lisa Shemie
         • Roman Sturzenegger
         • Jonathan Weinberg

10.   *Indication of whether such business or organization ceased to be associated with
         the applicant during previous year*: Not applicable.

NN. **Hanweck Associates, LLC**

1. *Name*: Hanweck Associates, LLC
   Address: 77 Battery Place #916
   New York, NY 10280

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under provisions of the New York State Limited Liability Company Law on November 25, 2003.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary acquired by Cboe Global Markets, Inc. on February 3, 2020.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Managers
   - Ed Tilly
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Ed Tilly (President and CEO)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherin Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - Jim Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Gerald Hanweck (Vice President)
   - Rob Hocking (Vice President)
   - Chris Isaacson (Chief Operating Officer)

- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO.   **Hanweck Associates Pte. Ltd.**

1.   *Name*: Hanweck Associates Pte. Ltd.
      Address: 8 Wilkie Road #30-01 Wilkie Edge
      Singapore 228095

2.   *Form of organization*: Private Company Limited by Shares

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4.   *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd.
      is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary
      of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
      purpose of engaging in any lawful activity for which private companies may be
      organized under the act.

6.   *Copy of constitution*: No changes.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ng Lip Chih
      - Ed Tilly

      Current Officers
      - Ang Yee Koon Daphne
      - Tan Zhe Lei

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

PP.   **Hanweck Associates Limited**

1. *Name*: Hanweck Associates Limited
   Address: 42-46 Fountain Street
   Belfast, Northern Ireland, United Kingdom BT1 5EF

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated under the Companies Act of 2006 on May 20, 2015.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited
   is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary
   of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which private companies may be
   organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officer
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

QQ.   Cboe Europe Indices B.V.

1.   *Name*: Cboe Europe Indices B.V.
        Address: Gustav Mahlerlaan 1212, 1081LA Amsterdam

2.   *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4.   *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5.   *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • Ade Cordell
        • Joe Green
        • Ruben Hilhorst
        • Dave Howson

        Current Officer
        • Ade Cordell
        • Joe Green
        • Ruben Hilhorst

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RR. <u>**Cboe Canada Holdings, ULC**</u>

1. *Name*: Cboe Canada Holdings, ULC
    Address: Suite 2600, Three Bentall Centre
    595 Burrard Street, Vancouver BC V7X 1L3 Canada

2. *Form of organization*: Unlimited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated under the Business Corporation Act on April 22, 2020.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited
    is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary
    of Bats Global Markets Holdings.

5. *Brief description of business or functions:* Cboe Canada Holdings, ULC is an
    intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    <u>Current Directors</u>
    *   Ed Tilly
    *   Brian Schell

    <u>Current Officer</u>
    *   Ed Tilly (President and CEO)
    *   John Deters (Vice President)
    *   Jill Griebenow (Vice President)
    *   Bryan Harkins (Vice President)
    *   Chris Isaacson (Vice President)
    *   Brian Schell (Treasurer)
    *   J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

SS.   **European Central Counterparty N.V.**

1.   *Name*: European Central Counterparty N.V. (aka EuroCCP)
        Address: Strawinskylaan 1847, Tower I, Level 3
        1077 XX Amsterdam, Netherlands

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated per Amsterdam statutes on February 28th, 2007.

4.   *Brief description of nature and extent of affiliation*: European Central
        Counterparty N.V. was acquired by Cboe Worldwide Holdings Limited, which is
        an affiliate of the Exchange.

5.   *Brief description of business or functions:* The European Central Counterparty
        N.V. was formed to provide equities clearing and settlement services throughout
        Europe

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Supervisory Board
        • John Deters
        • Dave Howson
        • Stephanie Renner
        • Clotilde Bouchet (Independent)
        • Peter Bezemer (Independent)

        Management Board
        • Cecile Nagel
        • Arnoud Siegmann

        Current Officer
        • Cecile Nagel (CEO)
        • Arnoud Siegmann (Chief Risk Officer)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

TT.   **TriAct Canada Marketplace LP**

1.   *Name*: TriAct Canada Marketplace LP
     Address: 130 King Street West, Suite 1050
     Toronto, Ontario Canada

2.   *Form of organization*: Limited Partnership

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4.   *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace
     LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron
     Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets
     Holdings.

5.   *Brief description of business or functions:* The TriAct Canada Marketplace LP
     serves as an operational alternative trading system.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     • None

     Current Officers
     • Bryan Christopher Blake (CEO)
     • Gregory Leonard Davies (CFO)
     • David Nolan (CCO)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

UU.   **MATCHNow GP ULC**

1.   *Name:* MATCHNow GP ULC (f/k/a TCM Corp.)
      Address: Suite 2600, Three Bentall Centre, 595
      Burrad St., PO Box 49314, Vancouver, B.C., Canada

2.   Form of organization: Unlimited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated under the British Columbia Business Corporations Act on November
      4, 2020

4.   *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a
      TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron
      Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets
      Holdings.

5.   *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM
      Corp.) helps support an operational alternative trading system.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Bryan Christopher Blake
      • Bryan Harkins

      Current Officers
      • Bryan Christopher Blake (CEO)
      • Gregory Leonard Davies (CFO)
      • David Nolan (CCO)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

VV. **Cboe Netherlands Services Company B.V**

1. *Name*: Cboe Netherlands Services Company B.V.
    Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered with the Dutch Chamber of Commerce on October 12, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Netherlands Services Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Netherlands Services Company B.V. business is broad; providing technical support, operational support, managerial services, and other businesses that may be ancillary or useful for the above operations.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Ruben Hilhorst
    - Dave Howson

    Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

WW. **BIDS Holdings GP LLC**

1. *Name*: BIDS Holdings GP LLC
   Address: 101 Park Avenue, New York, NY 10178

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings GP LLC is a
   wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which limited liability companies
   may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors

   Current Officers
   - Bryan Harkins (President)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

XX.   BIDS Holdings LP

1.   *Name*: BIDS Holdings LP
     Address: 101 Park Avenue, New York, NY 10178

2.   *Form of organization*: Limited Partnership

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated and registered in the state of Delaware on June 14, 2006.

4.   *Brief description of nature and extent of affiliation*: BIDS Holdings LP is a
     wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
     purpose of engaging in any lawful activity for which limited partnership may be
     organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors

     Current Officers
     • Bryan Harkins (President)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

YY.   **BIDS Trading, LP**

1.   *Name*: BIDS Trading, LP
      Address: 101 Park Avenue, New York, NY 10178

2.   *Form of organization*: Limited Partnership

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated and registered in the state of Delaware on June 14, 2006.

4.   *Brief description of nature and extent of affiliation*: BIDS Trading, LP is a
      subsidiary of BIDS Holdings LP, which is a wholly-owned subsidiary of Cboe
      Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized to develop a
      securities trading platform and other products that will enhance the range of
      services available to the limited partners of the Limited Partner and their
      respective clients and enhance efficiencies for and reduce the costs of such
      services.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      Current Officers
      • Bryan Harkins (President)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

ZZ.   BIDS Global Services, LLC

1.   *Name*: BIDS Global Services, LLC
       Address: 101 Park Avenue, New York, NY 10178

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated and registered in the state of Delaware on September 20, 2016.

4.   *Brief description of nature and extent of affiliation*: BIDS Global Services, LLC is
       a wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
       purpose of engaging in any lawful activity for which limited liability companies
       may be organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors

       Current Officers
       • Bryan Harkins (President)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

AAA. <u>BIDS Trading Technologies, Ltd.</u>

1.   *Name*: BIDS Trading Technologies, Ltd.
        Address: 101 Park Avenue, New York, NY 10178

2.   *Form of organization*: Private Company Limited by Shares

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated and registered under the Business Corporations Act in British Columbia Canada on September 2, 2009.

4.   *Brief description of nature and extent of affiliation*: BIDS Trading Technologies, Ltd. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      <u>Current Directors</u>
- Bryan Harkins

      <u>Current Officers</u>
- Sik Ngai (President & Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BBB. <u>**BIDS Trading Limited**</u>

1.   *Name*: BIDS Trading Limited
        Address: 20-22 Bedford Row, London, WC1R 4JS, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in England and Wales under the Companies Act 2006 on May 12,
        2015.

4.   *Brief description of nature and extent of affiliation*: BIDS Trading Limited is a
        wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which private companies may be
        organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        <u>Current Directors</u>
        - Bryan Harkins
        - Marybeth Shay
        - Simon Monson

        <u>Current Officers</u>
        - Jordan Trust Company (Company Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

CCC. Cboe Data and Access Solutions China, LLC

1.   *Name*: Cboe Data and Access Solutions China, LLC
        Address: 1209 Orange Street, Wilmington, Delaware 19801

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on May 25, 2021.

4.   *Brief description of nature and extent of affiliation*: Cboe Data Services was
        formed as a subsidiary of Cboe Data Services, LLC.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which private companies may be
        organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Kevin Carrai (Vice President)
        • Catherin Clay (Vice President)
        • Jill Griebenow (Vice President)
        • Chris Isaacson (Vice President)
        • Emily Mitchell (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

DDD. Cboe Fixed Income Markets, LLC

1. *Name*: Cboe Fixed Income Markets, LLC
    Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Delaware under Section 101 of the General Corporation Law of
    the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was
    formed as a subsidiary of Bats Global Markets Holdings, Inc.

5. *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity for which private companies may be
    organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors

    Current Officers
    - Jonathan Weinberg (President)
    - Bryan Harkins (Vice President)
    - J. Patrick Sexton (Secretary)
    - Lisa Shemie (Vice President)
    - Vivian You (Vice President)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

EEE. <u>Chi-X Holdings Limited</u>

1.   *Name*: Chi-X Holdings Limited
       Address: 5705, 57ᵗʰ Floor, The Center, 99 Queen's Road Central, Hong Kong

2.   *Form of organization*: Limited Company

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the
       Laws of Hong Kong) on February 17, 2016.

4.   *Brief description of nature and extent of affiliation*: Chi-X Holdings Limited was
       acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
       purpose of engaging in any lawful activity for which private companies may be
       organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       <u>Current Directors</u>
       - David Howson (Chair)
       - Christopher Andrew Isaacson
       - John Frederick Deters

       <u>Current Officers</u>

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

FFF. <u>**Chi-X Asia Pacific Holdings Limited**</u>

1. *Name*: Chi-X Asia Pacific Holdings Limited
    Address: 5705, 57ᵗʰ Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the
    Laws of Hong Kong) on January 13, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Asia Pacific Holdings
    Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity for which private companies may be
    organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    <u>Current Directors</u>
    *   David Howson (Chair & CEO)
    *   Christopher Andrew Isaacson
    *   John Frederick Deters

    <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

GGG. <u>Chi-X Global Technology (Hong Kong) Limited</u>

1. *Name*: Chi-X Global Technology (Hong Kong) Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on September 14, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Global Technology (Hong Kong) Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - David Howson (Chair)
   - Christopher Andrew Isaacson
   - John Frederick Deters

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HHH. <u>**Chi-X Australia Pty Ltd**</u>

1. *Name*: Chi-X Australia Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in New South Wales under the Corporations Act 2001on February 7,
   2008.

4. *Brief description of nature and extent of affiliation*: Chi-X Australia Pty Ltd was
   acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which private companies may be
   organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   <u>Current Directors</u>
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - David Morgan (JCF)
   - David Trude (independent)
   - Vic Jokovic (CXA CEO)

   <u>Current Officers</u>
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

III.   **Middlebury Holdings Pty Ltd**

1.   *Name*: Middlebury holdings Pty Ltd
      Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2.   *Form of organization*: Limited Company

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Victoria under the Corporations Act 2001 on January 27, 2016.

4.   *Brief description of nature and extent of affiliation*: Middlebury Holdings Pty Ltd
      was acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
      purpose of engaging in any lawful activity for which private companies may be
      organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - David Howson
      - Christopher Andrew Isaacson
      - John Frederick Deters
      - David Morgan (JCF)
      - David Trude (independent)
      - Vic Jokovic (CXA CEO)

      Current Officers
      - Michael Somes, Company Secretary

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

JJJ.   **Chi-X Japan Limited**

1.   *Name*: Chi-X Japan Limited
        Address: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2.   *Form of organization*: Limited Company

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Japan on March 17, 2009.

4.   *Brief description of nature and extent of affiliation*: Chi-X Japan Limited was
        acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which private companies may be
        organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - David Howson
        - Christopher Andrew Isaacson
        - John Frederick Deters
        - Thierry Porté (JCF)
        - Takatoshi Ito (Independent)
        - Amy Nashida (Independent)
        - Toru Irokawa (CXJ CEO / Representative Director)
        - Thomas Whitson (Statutory Auditor)

        Current Officers

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

KKK. **Chi-X Japan Services Limited**

1.   *Name*: Chi-X Japan Services Limited
        Address: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2.   *Form of organization*: Limited Company

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Japan on March 17, 2009.

4.   *Brief description of nature and extent of affiliation*: Chi-x Japan Services Limited
        was acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which private companies may be
        organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • David Howson
        • Toru Irokawa (CXJ CEO / Representative Director)

        Current Officers

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

LLL. **Chi-X Global Technology (Philippines) Inc.**

1. *Name*: Chi-X Global Technology (Philippines) Inc.
   Address: 10th Floor Unit AB, North Tower, Rockwell Business Center Sheridan Sheridan Street Corner United Street, Highway Hills, Manadaluyong City

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Philippines under Corporation Code of the Philippines and Foreign Investments Act of 1991 on May 1, 1980.

4. *Brief description of nature and extent of affiliation*: Chi-X Global Technology (Philippines) Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Eric Crampton (Chair)
   - Troy Yeazel
   - Timothy Lipscomb
   - Mario Domingo (President / CTO)
   - Maria Aldeguer (CAO)

   Current Officers
   - Elaine Reyes-Rodolfo, Company Secretary
   - Francis Nacpil, Treasurer

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MMM.   <u>**Cboe Digital Holdings, Inc.**</u>

1.   *Name*: Cboe Digital Holdings, Inc.
        Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2.   *Form of organization*: Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on September 16, 2021.

4.   *Brief description of nature and extent of affiliation*: : Cboe Digital Holdings, Inc.
        is wholly-owned by Bats Global Markets Holdings, Inc., which is also the
        Exchange's 100% owner.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        <u>Current Directors</u>
        • Ed Tilly
        • Chris Isaacson

        <u>Current Officers</u>
        • Ed Tilly (President)
        • Chris Isaacson (Vice President)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

NNN. <u>Cboe ETF.com, Inc.</u>

1. *Name*: Cboe ETF.com, Inc.
    Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Delaware under Section 101 of the General Corporation Law of
    the State of Delaware on March 28, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe ETF.com, Inc. is
    wholly-owned by Bats Global Markets Holdings, Inc., which is also the
    Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe ETF.com, Inc. is a media
    company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable

8. *Copy of existing by-laws*: Not applicable

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: As of February 5, 2021 Cboe ETF.com, Inc.
    is no longer associated with the Exchange.

OOO. <u>IndexPubs S.A.</u>

1.   *Name*: IndexPubs S.A.
        Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2.   *Form of organization*: Corporation (Soceidad Anonima or S.A.).

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4.   *Brief description of nature and extent of affiliation*: IndexPubs S.A. is owned 0.1% by Fernando Rivera and 99.9% by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: IndexPubs S.A. is a media company providing ETF data, news and analysis.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: Not applicable.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of February 5, 2021 Cboe ETF.com, Inc. is no longer associated with the Exchange.

Form 1, Exhibit C Index of Attachments

- A   Bats Global Markets Holdings, Inc.
- B   Direct Edge LLC
- C   Cboe BZX Exchange, Inc.
- D   Cboe BYX Exchange, Inc.
- E   Cboe EDGA Exchange, Inc.
- F   Cboe EDGX Exchange, Inc.
- G   Cboe Exchange, Inc.
- H   Cboe Trading, Inc.
- I   Omicron Acquisition Corp.
- J   Cboe FX Holdings, LLC
- K   Cboe FX Markets, LLC
- L   Cboe FX Services, LLC
- M   Cboe FX Europe Limited
- N   Cboe FX Asia Pte. Limited
- O   Cboe Europe Limited
- P   Cboe Chi-X Europe Limited
- Q   Cboe SEF, LLC
- R   Cboe Worldwide Holdings Limited
- S   Cboe Global Markets, Inc.
- T   Cboe Futures Exchange, LLC
- U   Cboe Building Corporation
- V   Cboe, LLC
- W   Cboe III, LLC
- X   Cboe Bats, LLC
- Y   Cboe Livevol, LLC
- Z   Cboe UK Limited

- AA   Cboe Vest, LLC
- BB   Loan Markets, LLC
- CC   Cboe Data Services, LLC
- DD   Signal Trading Systems, LLC
- EE   Cboe Vest Group Inc.
- FF   Cboe Hong Kong Limited
- GG   Cboe Silexx, LLC
- HH   Digital Asset Benchmark Administration, LLC
- II   CBOE Europe B.V.
- JJ   Cboe Off-Exchange Services, LLC
- KK   Cboe Global Indices, LLC
- LL   Cboe Europe Indices Limited
- MM   Cboe Switzerland GmbH
- NN   Hanweck Associates, LLC
- OO   Hanweck Associates Pte. Ltd.
- PP   Hanweck Associates Limited
- QQ   Cboe Europe Indices B.B.
- RR   Cboe Canada Holdings, ULC
- SS   European Central Counterparty N.V.
- TT   TriAct Canada Marketplace LP
- UU   MATCHNow GP ULC (f/k/a TCM Corp.)
- VV   Cboe Netherlands Services Company B.V.
- WW   BIDS Holdings GP LLC
- XX   BIDS Holdings LP
- YY   BIDS Trading, LP
- ZZ   BIDS Global Services, LLC
- AAA   BIDS Trading Technologies, Ltd.
- BBB   BIDS Trading Limited

- CCC Cboe Data and Access Solutions China, LLC

- DDD Cboe Fixed Income Markets, LLC

- EEE Chi-X Holdings Limited

- FFF Chi-X Asia Pacific Holdings Limited

- GGG Chi-X Global Technology (Hong Kong) Limited

- HHH Chi-X Australia Pty Ltd

- III Middlebury Holdings Pty Ltd

- JJJ Chi-X Japan Limited

- KKK Chi-X Japan Services Limited

- LLL Chi-X Global Technology (Philippines) Inc.

- MMM Cboe Digital Holdings, Inc. (see attached)

MMM   Cboe Digital Holdings, Inc.



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "CBOE DIGITAL

HOLDINGS, INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF

SEPTEMBER, A.D. 2021, AT 5:51 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6212906 8100
SR# 20213268773

Authentication: 204194082
Date: 09-20-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF INCORPORATION

OF

CBOE DIGITAL HOLDINGS, INC.

FIRST: The name of the corporation is Cboe Digital Holdings, Inc.

SECOND: The address of the registered office of the corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at this address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as may be amended.

FOURTH: The total number of shares of stock which the corporation is authorized to issue is one (1) share of common stock, having a par value of one dollar ($1).

FIFTH: The business and affairs of the corporation shall be managed by the board of directors, who need not be elected by ballot unless required by the bylaws of the corporation.

SIXTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the directors are expressly authorized to adopt, amend or repeal the by-laws.

SEVENTH: The corporation reserves the right to amend and repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware. All rights conferred are granted subject to this reservation.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has caused this certificate to be signed as of this 16th day of September, 2021.

Edward T. Tilly, Incorporator

433 W. Van Buren, Chicago, IL 60607

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1.   Application for membership, participation or subscription to the entity,

2.   Application for approval as a person associated with a member, participant or subscriber of the entity, and

3.   Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1.   Member/TPH Modification Form: updated to include page 4 – Account Administrator information

Member/TPH Modification Form

MODIFICATION DOCUMENT – This form is to be completed by a current Member and/or Trading Permit/Privilege Holder ("TPH") for the types of changes described below. Additional documentation may need to be submitted depending on the change. An executed version of this Form can be delivered via email to MembershipServices@cboe.com

GENERAL INFORMATION	
Firm Name:	
CRD Number:	NFA Number:
CONTACT	
Name:	Email:
Title:	Phone:

CBOE EXCHANGE, INC. (CBOE (C1) OPTIONS)

BUSINESS ACTIVITY(IES)

☐ Add ☐ Remove	**Floor Access:** ☐ Associated with Floor Broker ☐ Market Maker

ELECTRONIC ACCESS

☐ Add ☐ Remove	☐ Electronic Execution ☐ Market Maker ☐ Proprietary Trading ☐ Order Service Firm ☐ Transact Business w/the Public ☐ Other-Specify: _____ ☐ Clearing Firm: ☐ RTH and/or ☐ GTH
☐ Add ☐ Remove	☐ Electronic Execution ☐ Market Maker ☐ Proprietary Trading ☐ Order Service Firm ☐ Transact Business w/the Public ☐ Other-Specify: _____ ☐ Clearing Firm: ☐ RTH and/or ☐ GTH

RESPONSIBLE PERSON(S)

The Responsible Person must be a United States based officer, director or management-level employee of the TPH, who is responsible for the direct supervision and control of Associated Persons of the TPH. Each Responsible Person must sign an Cboe Individual Consent to Jurisdiction and hold the appropriate qualification examinations and registrations [e.g., TP (Series 24)] on WebCRD. A Responsible Person for a Foreign TPH does not need to be U.S.-based but must be an individual registered in WebCRD.

☐ Add ☐ Remove	Name:	CRD #:
	Title:	NFA ID:
	Phone:	Email:	
☐ Add ☐ Remove	Name:	CRD #:
	Title:	NFA ID:
	Phone:	Email:	

CBOE C2 EXCHANGE, INC. (C2 OPTIONS)

BUSINESS CAPACITY(IES)

☐ Add ☐ Remove	☐ Proprietary Trader ☐ Broker ☐ Clearing Participant ☐ Market Maker ☐ Transact Business w/the Public

Add ☐ Remove	☐ Proprietary Trader ☐ Broker ☐ Clearing Participant ☐ Market Maker
	☐ Transact Business w/the Public

RESPONSIBLE PERSON(S)

The Responsible Person must be a United States based officer, director or management-level employee of the TPH, who is responsible for the direct supervision and control of Associated Persons of the TPH. Each Responsible Person must sign an C2 Individual Consent to Jurisdiction and hold the appropriate qualification examinations and registrations [e.g., TP (Series 24)] on WebCRD.

☐ Add	Name:	CRD #:
	Title:	NFA ID:
☐ Remove	Phone: Email:	
☐ Add	Name:	CRD #:
	Title:	NFA ID:
☐ Remove	Phone: Email:	

CBOE FUTURES EXCHANGE, LLC (CFE)

BUSINESS ACTIVITY(IES)

☐ Add ☐ Remove	☐ Proprietary Trading Firm ☐ Brokerage Firm ☐ Clearing Firm ☐ Pool Manager
☐ Add ☐ Remove	☐ Proprietary Trading Firm ☐ Brokerage Firm ☐ Clearing Firm ☐ Pool Manager

POOL MANAGER CHANGE

Applicable to a Pooled Investment Vehicle - Identify the Pool Manager(s) - operator(s), investment manager(s) or investment advisor(s) of the Pool requiring an update.

☐ Add ☐ Remove	Name: _____NFA #: _____
☐ Add ☐ Remove	Name: _____NFA #: _____

CHANGE TO EXECUTIVE OFFICER(S)

Identify any changes to Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Compliance Officer, or any equivalent position. Each new officer must complete pages 9-12 of the Organization TPH Application.

☐ Add	Name:	CRD #:	NFA #:
	Title:		
☐ Remove	Phone:	Email:	
☐ Add	Name:	CRD #:	NFA #:
	Title:		
☐ Remove	Phone:	Email:	
☐ Add	Name:	CRD #:	NFA #:
	Title:		
☐ Remove	Phone:	Email:	

☐ Add ☐ Remove	Name:	CRD #:	NFA #:
	Title:		
	Phone:	Email:	

CLEARING CHANGE(S)

☐ BZX   ☐ BYX   ☐ EDGA   ☐ EDGX   ☐ BZX OPTIONS   ☐ EDGX OPTIONS   ☐ CBOE OPTIONS   ☐ C2   ☐ CFE

MPID/EFID	CURRENT CLEARING #	CHANGE TO CLEARING #	NEW CLEARING GUARANTEE ON FILE?	EFFECTIVE DATE (FIRST TRADE)
			☐ YES ☐ NO*	
			☐ YES ☐ NO*	
			☐ YES ☐ NO*	
			☐ YES ☐ NO*	
			☐ YES ☐ NO*	
*= a current clearing guarantee is required for all applicable exchanges before a clearing change can be processed				

_____
Signature of Authorized Officer, Partner or Managing Member

_____
Printed Name

_____
Title

_____
Date

GENERAL INFORMATION

Firm Name:

CONTACT

Name:	Email:
Title:	Phone:

Does you firm have an active Account Administrator? ☐ Yes* ☐ No

* = Active Account Administrators have the ability to add/remove/edit Account Administrators or permission other access

ADD/REMOVE ACCOUNT ADMINISTRATOR(S)

☐ Add ☐ Remove	Name:	
	Phone:	Email:
☐ Add ☐ Remove	Name:	
	Phone:	Email:
☐ Add ☐ Remove	Name:	
	Phone:	Email:

_____
Signature of Authorized Officer, Partner or Managing Member

_____
Printed Name

_____
Title

_____
Date